Delphi Financial Group, Inc.
1105 North Market Street, Suite 1230
P.O. Box 8985
Wilmington, Delaware 19899
VIA EDGAR SYSTEM
June 29, 2010
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Delphi Financial Group, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010
Definitive Proxy Statement on Schedule 14A filed April 8, 2010
File No. 1-11462
Dear Mr. Rosenberg:
This will acknowledge receipt of the Commission’s letter dated June 17, 2010 (the “Comment Letter”) relating to Delphi Financial Group, Inc.’s (the “Company”) filings referenced above. The Company is in the process of reviewing and addressing the comments contained in the Comment Letter.
Pursuant to the Company’s telephone conversation with Sasha Parikh today, the Company will provide a response by Wednesday, July 14, 2010. We appreciate the Commission’s courtesy in this matter.
Please do not hesitate to contact me at (267) 256-3684 with any questions.

Very truly yours,
/s/ THOMAS W. BURGHART
Thomas W. Burghart
Senior Vice President and Treasurer

cc:	Chad Coulter Paul Van Haren Sasha Parikh